News Release
2006 First Quarter Results

Vancouver, May 11, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or the “Company”) reports the results from its operations for the first quarter ended March 31, 2006. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the quarter and recent subsequent events included:

  Record quarterly revenue
  Record quarterly gold production
  Improved mine operating earnings
  Improved operating cash flow
  Completed shipping of materials for the 2006 construction program at Kupol
  Received Federal approval of the Russian Feasibility study, a key document for the development of Kupol
  Memorandum of Understanding with Black Empowerment Company for Petrex
  Commenced 2006 exploration program at Kupol
  New vein discovery at Julietta

Gold Revenue

Gold revenue for the first quarter of 2006 increased by 119% over the same period in 2005 to $47.1 million on sales of 87,095 ounces representing the highest quarterly revenue in Company history. The increase was attributable to the recommencement of commercial production at the Refugio Mine which occurred in the fourth quarter of 2005 and to a $125 per ounce increase in the average realized gold price to $540 per ounce.

The Refugio Mine accounted for $17.4 million of gold revenue from the sale of 31,887 ounces at an average price of $544 per ounce while $11.2 million was contributed by the Julietta Mine from the sale of 21,576 ounces at an average price of $520 per ounce. In addition, the Petrex Mines accounted for $18.5 million of gold revenue from the sale of 33,632 ounces at an average price of $550 per ounce. The spot price of gold averaged $554 and $424 per ounce in the first quarter of 2006 and 2005, respectively.

Gold revenue in the first quarter of 2005 was $21.5 million on sales of 51,792 ounces at an average realized price of $415 per ounce.

Financial Results

Cash flow from operations, before changes in non-cash working capital, improved to $8 million during the period compared to use of cash of $5.8 million in the first quarter of 2005. The Company also reported significantly improved mine operating earnings of $6.3 million in the quarter compared to a mine operating loss of $9.3 million in the same period last year. The adjusted net loss for the quarter was $2.6 million ($0.01 per share) compared to an adjusted loss of $14.6 million in the same period last year ($0.04 per share). Bema also recorded its largest ever quarterly consolidated gold production during the first quarter producing 89,510 ounces at an operating cash cost of $345(1) per ounce and a total cash cost of $371(1) per ounce which is a $60 per ounce and $49 per ounce improvement, respectively, over the first quarter of 2005.

The adjusted net loss excludes unrealized non-hedge derivative losses, stock-based compensation expense and future income taxes. For the first quarter of 2006, under Canadian GAAP, the Company reported a net loss of $35.5 million ($0.078 per share) compared with a net loss of $14.8 million in the prior year’s period ($0.03 per share). The GAAP net loss in the quarter included a $30.4 million unrealized non-hedge derivative loss resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments. Realization of this mark-to-market adjustment will depend on various factors including future gold and silver spot prices, lease rates and volatility. If these derivative contracts had qualified for hedge accounting under Canadian GAAP, the $30.4 million would not have been expensed to Bema’s operating results. The Company believes that its derivative contracts are effective cash flow hedges. For example, future derivative losses, if incurred, will only be realized on the maturity date of the contracts over the next seven to eight years and will be offset against a portion of future production. Realized non-hedge derivative gains and losses are considered to be a better indicator of the actual effects of derivative contracts on the Company’s performance. Bema is required to use derivative financial instruments under project loan documents to manage its exposure to fluctuations in the market price of gold and silver. However Bema’s entire committed gold contracts represent only 4.5% of the estimated mineral reserves and measured and indicated mineral resources resulting in excellent exposure to any increases in metal prices.

(1)Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this Standard, include operating cash costs, royalties and production taxes.

Liquidity and Capital Resources

The Company ended the quarter with $31.2 million in cash and cash equivalents, compared to $76.3 million at the end of 2005. Working capital at the quarter end was $14 million compared to working capital of $61.3 million at the end of December 2005. The decrease in working capital was mainly due to expenditures during the quarter related to the development of the Kupol mine.

Subsequent to the quarter end, Bema drew down $19.5 million of the IFC “C” loan for the development of the Kupol gold and silver project. The Company is targeting the initial draw down of the main project loans for May 2006.

Julietta Mine, Russia (Bema 90%)

During the quarter, Julietta processed 41,821 tonnes of ore at an average grade of 20.60 grams per tonne, producing 25,132 ounces of gold at an operating cash cost of $230 per ounce and a total cash cost of $287 per ounce. Julietta recorded a mine operating profit of $1.1 million for the period compared to a loss of $1.6 million in the first quarter of 2005. Cash flow from operations, before changes in non-cash working capital, was $5.1 million in the first quarter compared to cash flow of $710,000 for the same period last year. Gold production increased by 54% over the same period last year due to a 41% improvement in gold grade coupled with better mill recoveries.

In the first quarter of 2005 Julietta processed 40,307 tonnes of ore at an average grade of 14.67 grams per tonne, producing 16,300 ounces of gold at an operating cash cost of $270 per ounce and a total cash cost of $323 per ounce.

During the first quarter a new vein system, known as the Evgenia zone, was discovered at Julietta while attempting to locate the source of high grade glacially derived boulders in the Engteri area, which represents the first new discovery of high grade mineralization on the Julietta property since mining began in 2001.

A 15,000 metre infill diamond drill program is currently underway in order to prepare a resource estimate on the Evgenia zone. The potential also exists to discover more veins within the immediate area as indicated by the second intersection in hole C-5045 which contains 0.5 metres of 69.9 g/t gold and 55.2 g/t silver, suggesting the presence of parallel veins. In addition, an earlier drill hole located 500 metres to the south of Evgenia (C-5008) intersected 9.6 g/t gold and 14.4 g/t silver over 0.80 metres in a brecciated quartz vein similar to Evgenia. Bema also plans to drill 500 metres to the north where a 2 kilometre long, 100-400 metre wide rhyolite dyke is strongly altered and hosts a dense network of veins/veinlets identical to those at surface of Evgenia. These targets will be drill tested in the summer of 2006. Development of the Evgenia vein could begin in late 2006.

Also during the first quarter, Bema purchased an additional 11% interest in the Julietta Mine from one of the original partners increasing Bema’s ownership of the project to 90%.

Petrex Mines, South Africa (Bema 100%)

Petrex had a mine operating profit of $123,000 in the first quarter of 2006 compared to an operating loss of $3.1 million during the same period last year. Cash flow from operations, before changes in non-cash working capital, was $1.9 million in the first quarter compared to cash flow of $1.3 million in the first quarter of last year. Petrex produced 32,228 ounces of gold during the quarter at a total cash cost of $479 per ounce from 505,411 tonnes of ore milled at an average grade of 2.17 grams per tonne. The Rand dollar exchange rate continues to negatively affect operating costs however the increased gold price has had a positive affect on mine operating earnings.

On May 3, 2006 Bema announced that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, has signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”). Under the terms of the MOU, Pamodzi can earn up to 51% of Bema SA by investing a minimum of ZAR50 million (US$8.3 million) in cash and by vending additional assets into Bema SA.

The objective of this agreement is: to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the near future with an ultimate goal of consolidating with other mining interests in the East Rand mining district. This agreement is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation.

During the first quarter of 2005, Petrex produced 39,043 ounces of gold at a total cash cost of $379 per ounce(2) from 508,170 tonnes of ore milled at an average grade of 2.39 grams per tonne.

(2) Total cash costs per ounces were adjusted to reflect a cash gain of $82 per ounce gold from the exercise of South African rand denominated gold put options in the first quarter of 2005.

Refugio Mine, Chile (Bema 50%)

The Refugio Mine had a mine operating profit of approximately $5 million and cash flow from operations, before changes in non-cash working capital, of $6.8 million for the quarter (Bema’s share). The mine produced 64,300 ounces of gold (the Company’s 50% share was 32,150 ounces) at an operating and total cash cost per ounce of $302 and $328, respectively. The facilities crushed and placed 3,124,486 tonnes on the leach pads at an average grade of 0.70 grams per tonne, averaging 34,700 tonnes per day. This compares to budget of 64,084 ounces of gold at an operating and total cash cost per ounce of $263 and $287, respectively. Total operating costs were over budget mainly due to additional contract personnel who remain on site while final construction is being completed. Additional lime and cyanide were also consumed during the quarter to adjust the pH and to free cyanide levels in the older sections of the heap. This was a one time cost and consumption levels have now returned to normal levels.

The Refugio Mine has excellent exploration potential and the joint venture partners (Bema and Kinross) have agreed to a $2.9 million exploration budget for 2006. An 18,000 metre, phase I drill program has commenced and is designed to infill a portion of the Pancho Deposit and explore its margins.

Kupol Deposit, Russia (Bema 75%)

During the quarter Bema commenced shipping all of the material needed for the 2006 construction program. Subsequent to the quarter end Bema completed a successful shipping season with over 2500 loads of fuel, equipment, construction material and supplies delivered to Kupol over 430 kilometres of winter roads from the port city of Pevek, Russia. Construction activities during the quarter included construction and maintenance of the winter road from Pevek, the beginning of excavation of the open pit to provide road building material for haul roads, the beginning of the excavation for the south portal underground access area, as well as ongoing excavation at the airstrip. The permanent man camp and the mill building were also delivered to the site and installation is now in progress.

Based on the Feasibility Study completed in June 2005, the Kupol Mine is projected to produce more than 550,000 ounces of gold annually, over the initial 6.5 year mine life, with operating cash costs of $47 per ounce (3) and total cash cost of $88 per ounce(3). With the receipt of the final construction permit from the Russian Federal Government in April 2006, Kupol is on schedule to commence production in mid 2008.

Subsequent to the end of the first quarter, in early May, the 2006 exploration program at Kupol commenced with one drill rig currently operating which will ultimately increase to three. The $7.8 million dollar exploration program will consist of 20,000 metres of diamond drilling and the focus will be other vein targets outside the main Kupol vein and at depth beneath the main Kupol vein.

(3)Net of silver credits assuming a silver price of $6.00

Cerro Casale, Chile (Bema 24%)

In November 2005, Bema, Arizona Star Resource Corp. and Placer Dome Ltd. reached an agreement in principle whereby Placer would sell its 51% interest in the Cerro Casale project to Bema and Arizona Star in return for contingent payments. However, before completing the agreement Placer was acquired by Barrick Gold Corporation. Bema plans to complete the original agreement with Barrick and pursue potential partnerships with senior mining companies. While finalizing the agreement, Bema and Arizona Star are updating the feasibility study for Cerro Casale.

Cerro Casale, discovered by Bema in 1996, is one of the world’s largest undeveloped gold and copper deposits, with an estimated mineral reserve (100%) of 1.035 billion tonnes containing 23 million ounces of gold and 6 billion pounds of copper with an average grade of 0.69 g/t gold and a copper grade of 0.26% . According to the feasibility study updated by Placer Dome Inc. in March 2004, the mine was projected to produce approximately 975,000 ounces of gold annually for 18 years with operating costs projected at $115 per ounce, net of copper credit at $0.95 per pound and silver credit at $5.50 per ounce.

Gold Forward and Option Contracts

The Company intends to deliver into all of the outstanding Julietta Mine forward sales contracts on the designated maturity dates out to 2006. Please see the table below for details regarding the Company’s gold and silver derivative contracts outstanding at March 31, 2006.

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	51,800	15,050	16,500	158,500
Average price per ounce	$388	$390	$511	$509

Put options purchased
$290 strike price (ounces)	17,460	21,342	38,646	-
$390 to $422 strike price (ounces)	51,000	68,000	38,500	-
$470 to $500 strike price (ounces)	-	-	6,250	390,765

Call options sold (ounces)	44,250	59,000	41,500	302,030
Average price per ounce	$462	$462	$475	$590

Contingent forwards sold (maximum)
$350 strike price (ounces)	27,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	200,000	-	-	2,700,000
Average price per ounce	$7.70	$-	$-	$8.20

Put options purchased (ounces)	450,000	-	-	5,400,000
Average price per ounce	$6.34	$-	$-	$8.50

Call options sold (ounces)	450,000	-	-	5,400,000
Average price per ounce	$7.65	$-	$-	$12.25

Outlook

For the remainder of the year Bema will focus on optimizing production from existing mines; completing the agreement to restructure the Petrex Mines ownership; continuing construction and exploration of the Kupol Project; pursuing a joint venture agreement for the development of Cerro Casale; further exploration drilling near the Julietta Mine and at the Refugio Mine; and finally the Company will pursue additional growth opportunities, through potential acquisitions of exploration and development projects.

Bema’s current producing assets combined with future anticipated production from the Kupol project have Bema on track to become a low cost million ounce per year gold producer by mid 2008.

All technical results contained in this news release have been validated by a Quality Control program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the recently released technical reports for the Kupol project on April 4, 2005 and July 5, 2005. This QC program also contains material referenced from the Julietta Mine technical report which was reported March 1, 2002 and prepared by SRK Consulting. For Julietta, the Independent Qualified Person (“QP”) is Bill Crowl of Gustavsons and the Bema QP is Brian Scott. For Kupol, the Bema QP is Tom Garagan. For Petrex, the Independent QP is Bill Crowl of Gustavsons and the Bema QP is Brian Scott. For Refugio, the Independent QP is Wes Hanson of Kinross and the Bema QP is Brian Scott. For Cerro Casale, the Independent QP is Larry Smith of AMEC and Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

Conference Call Details

Bema will host a conference call and webcast to discuss first quarter results on Thurday, May 11, 2006 at 2:00 pm PDT / 5:00 pm EDT. You may access the call by calling the operator at 416-695-5261 or toll free 1-877-888-3490 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275, or within North America call toll free 1-888-509-0081. The webcast can be accessed from Bema’s web site at www.bema.com.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean
Manager, Investor Relations
604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Canadian Securities Legislation Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development program and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2005, which is an exhibit to the Company’s Form 40-F and is available at the SEDAR website at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2006	2005

GOLD REVENUE	$47,071	$21,478

EXPENSES
Operating costs	32,809	21,703
Depreciation and depletion	7,544	3,890
Accretion of asset retirement obligations	436	406
Refugio re-start of operations	-	4,188
Other	-	565
	40,789	30,752

MINE OPERATING INCOME (LOSS)	6,282	(9,274)

OTHER EXPENSES (INCOME)
General and administrative	3,250	2,673
Interest and financing costs	1,641	1,209
Stock-based compensation	1,421	852
General exploration	185	269
Foreign exchange gains	(445)	(161)
Other	(417)	(12)
	5,635	4,830

INCOME (LOSS) BEFORE TAXES AND OTHER ITEMS	647	(14,104)

Unrealized non-hedge derivative losses	(30,373)	(1,611)
Realized non-hedge derivative (losses)/ gains	(3,784)	1,713
Investment gains	-	126
Equity in losses of associated companies	(66)	(12)
Write-down of net smelter royalty	-	(3,099)

LOSS BEFORE INCOME TAXES	(33,576)	(16,987)

Current income taxes	(849)	(72)
Future income taxes (expense)/ recovery	(1,033)	2,243

LOSS FOR THE PERIOD	$(35,458)	$(14,816)

LOSS PER COMMON SHARE - basic and diluted	$(0.078)	$(0.037)

Weighted average number of common shares
outstanding (in thousands)	455,331	400,501

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2006	2005

OPERATING ACTIVITIES
Loss for the period	$(35,458)	$(14,816)
Non-cash charges (credits)
Depreciation and depletion	7,544	3,890
Amortization of deferred financing costs	73	45
Accretion of convertible notes	624	441
Accretion of asset retirement obligations	436	406
Equity in losses of associated companies	66	12
Derivative instruments	31,538	1,501
Investment gains	-	(126)
Write-down of net smelter royalty	-	3,099
Stock-based compensation	1,421	852
Future income taxes (recovery)/ expense	1,033	(2,243)
Other	692	1,083
Change in non-cash working capital	(5,273)	(3,214)
	2,696	(9,070)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	2,065	6
Refugio working capital loans repayment	(550)	-
Financing costs	(3,400)	-
Capital lease repayments	(1,708)	(818)
Kupol bridge financing	-	4,000
Other	-	(7)
	(3,593)	3,181

INVESTING ACTIVITIES
Kupol development and construction	(35,951)	(21,693)
Kupol exploration	(480)	(2,920)
Julietta Mine	(1,091)	(1,269)
Julietta exploration	(1,656)	(1,515)
Petrex Mines	(1,740)	(1,421)
Petrex exploration	-	(362)
Refugio Mine	(4,426)	(9,158)
Acquisition, exploration and development	(802)	(2,092)
Repayment of promissory note by affiliated company	2,000	-
Other	(7)	(461)
	(44,153)	(40,891)

Decrease in cash and cash equivalents	(45,050)	(46,780)

Cash and cash equivalents, beginning of period	76,266	87,111

Cash and cash equivalents, end of period	$31,216	$40,331

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$31,216	$76,266
Accounts receivable	11,666	11,507
Marketable securities, at cost
(Market value - $18.6 million; December 31, 2005 - $16.5 million)	3,553	3,553
Inventories	32,381	30,844
Other	6,158	4,604
	84,974	126,774

Investments	12,880	12,946
Property, plant and equipment	616,216	583,736
Unrealized fair value of non-hedge derivative assets	6,707	2,449
Deferred derivative losses	4,297	4,614
Future income tax assets	5,100	5,100
Other assets	65,344	58,093
	$795,518	$793,712

LIABILITIES
Current
Accounts payable	$34,114	$36,515
Current portion of long-term debt	36,909	28,964
	71,023	65,479

Unrealized fair value of non-hedge derivative liabilities	102,446	66,966
Long-term debt	213,465	222,429
Future income tax liabilities	31,040	30,007
Asset retirement obligations	20,176	19,710
Other liabilities	1,222	1,129
	439,372	405,720

SHAREHOLDERS' EQUITY
Capital stock
Issued - 455,747,259 common shares (December 31, 2005 -
452,583,503)	682,252	674,176
Value assigned to share purchase warrants and stock options	33,887	32,919
Convertible notes and debt	18,849	24,281
Deficit	(378,842)	(343,384)
	356,146	387,992
	$795,518	$793,712

Approved by the Directors
"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton